Michael A. Littman
                                 Attorney at Law
                                7609 Ralston Road
                                Arvada, CO 80002
                        (303) 422-8127 Fax (303) 431-1567

                                  July 13, 2006



SEC
Attn: Angela Halac
Mail Stop 3561
450 5th St., N.W.
Washington, D.C. 20549-0405


Re:      Global Envirotech - File # 000-50162

         In response to your comment letter dated June 5, 2006, issuer filed an amended 10KSB for 12/31/05 and an amended 10QSB for 3/31/06, with corrections appropriate to address your comments. In addition the issuer responds as follows:

1) Item 8A: The disclosure was revised to the info required by Item 308 (c) of Reg SB.

2) Item 11: The information has been corrected - somehow the data input was incorrect when uploaded to Edgar. See p. 15.

3) Report of Independent Registered Public Accounting Firm. Michael Johnson & Co., prior auditor, was acquired by Jaspers + Hall. When the 2004 10K was filed there was confusion as to whose name it was to be issued under. The initial 10K was filed as Jaspers + Hall opinion. It was later instructed that it should have been under Michael Johnson & Co. (pre-merger auditor) and a 10KSB/A was filed with Michael Johnson & Co. opinion (filed 8/17/2005). The language in the amended 10KSB/A for 2005 is now correct and congruent with all prior filings.

3) (number repeated) Statement of Operations: The Item 14 disclosure was incorrect, and has been corrected in the new 10KSB/A filed June 20, 2006. At year end for the 10KSB for 2005, the Auditor had not billed for the audit of the F/S, so no amount was recorded in the Statement of Operations for 2005 Audit

4) Exhibit 31.1 CEO Certification: The 10KSB Certification has been revised to comply with the new form Item 601 (b)(31) - Reg SB.

5) Form 10QSB 3/31/06: The 10QSB has been amended in Item 8A and Exhibit 31.1 to comply with 308 (c) and 601 (b) (31) of Reg SB.


         If you have any questions, please let me know.


                                                              Sincerely,


                                                           /s/Michael A. Littman
                                                              Michael A. Littman

MAL:sw